UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On July 31, 2006, Irwin Financial Corporation issued a press release announcing its 2006 Second Quarter Earnings Conference Call attached as Exhibit 99.1. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated July 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: August 1, 2006   By: /s/ Gregory F. Ehlinger

                                    ———————————————————————————

                                    GREGORY F. EHLINGER
                                    Senior Vice President and Chief
                                    Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated July 31, 2006.

Exhibit 99.1

NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

July 31, 2006   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
2006 SECOND QUARTER RESULTS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its Second Quarter 2006 operating results on August 2, 2006.

At 1:00 p.m. EDT, on Wednesday, August 2, the Corporation will hold a conference call to review results. The toll-free number for the call will be (800) 640-9765; please tell the operator you would like to join the Irwin Financial call, Confirmation #15342686. A company news release and its Quarterly Report on Form 10-Q will be available on PRNewswire and on the Irwin Financial website before the call. Greg Ehlinger, Senior Vice President and CFO, Will Miller, CEO, and Jody Littrell, First Vice President and Controller, will be the speakers on the call. A replay of the call will be available on the Irwin Financial Corporation website at http://www.irwinfinancial.com/ir-set.html.

Information provided and statements made during the call that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements of the company's expectations, hopes, beliefs and intentions on strategies for the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including, but not limited to, general economic, business and financial conditions, governmental action, competitor activity, expense volatility, changes in applicable accounting policies or principles, and other risks detailed from time to time in IFC Securities and Exchange Commission filings.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its principal lines of business, provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.